UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of June 2014

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒        Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐        No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐        No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐        No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A.

CORPORATE TAXPAYERS’ REGISTRY

(CNPJ/MF) No. 76.535.764/0001-43

BOARD OF TRADE (NIRE) 33.30029520-8

PUBLICLY-HELD COMPANY

EXCERPT OF ITEMS (3) AND (5) FROM THE MINUTES OF THE

53RD MEETING OF THE BOARD OF DIRECTORS

HELD ON JUNE 18, 2014

In my role as a secretary of the meeting of the Board of Directors, I hereby CERTIFY that items (3) and (5) of the Agenda of the Minutes of the 53rd Meeting of the Board of Directors of Oi S.A., held on June 18, 2014, at 9:30 a.m., at Praia de Botafogo, No. 300, 11th floor, suite 1101, Botafogo, in the City of Rio de Janeiro, State of Rio de Janeiro, reads as follows:

“With respect to item (3) of the Agenda, Antonio Reinaldo Rabelo Filho proposed an increase in the Company’s capital stock within the authorized capital limit set forth in the By-laws, in the amount of R$7,111,318.47 (seven million, one hundred eleven thousand, three hundred eighteen reais and fourty-seven cents), without issuing new shares, through the capitalization of the profit reserves, in order to incorporate the amount of the tax deduction for reinvested profits for the 2008 calendar year into the Company’s capital stock. This proposal will be addressed at the Company’s Extraordinary General Shareholders’ Meeting to discuss the amendment of article 5 of the By-laws. The Members of the Board of Directors unanimously approved the proposal.”

“With respect to item (5) of the Agenda, Daniella Ventura proposed to maintain in 2014 the limits approved by the Board of Directors in 2013, in view of art. 24, section 1 of the Company’s By-laws, given that the current limits are in accordance with the Company’s management needs. The Members of the Board of Directors unanimously approved the proposal.”

The majority of the members of the Board of Directors was present and affixed their signatures: José Mauro Mettrau Carneiro da Cunha; Renato Torres de Faria; Armando Galhardo N. Guerra Junior; Rafael Cardoso Cordeiro; Sergio Franklin Quintella; Alexandre Jereissati Legey; Fernando Magalhães Portella; Cristiano Yazbek Pereira; José Valdir Ribeiro dos Reis; Fernando Marques dos Santos; Marcos Rocha de Araujo (alternate); Marcelo Almeida de Souza; and Shakhaf Wine.

Rio de Janeiro, June 18, 2014.

José Augusto da Gama Figueira

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 26, 2014

OI S.A.

By:	/s/ Bayard De Paoli Gontijo
Name: Bayard De Paoli Gontijo
Title: Chief Financial Officer